Exhibit 99.1



Alliance One International, Inc.   Tel: 919 379 4300
8001 Aerial Center Parkway   Fax: 919 379 4346
Post Office Box 2009   www.aointl.com
Morrisville, NC 27560-2009
USA

NEWS RELEASE   Contact: Joel L. Thomas
                                                                      (919) 379-4300

ALLIANCE ONE INTERNATIONAL, INC. COMMENCES TENDER OFFER AND CONSENT SOLICITATION FOR ITS DEBT SECURITIES

MORRISVILLE, N.C. – (June 9, 2009) – Alliance One International, Inc. (NYSE:AOI) ("Alliance One" or the "Company") today announced that it has commenced a cash tender offer, on the terms and subject to the conditions set forth in the Company's Offer to Purchase and Consent Solicitation Statement dated June 9, 2009 (the "Offer to Purchase"), for any and all of its outstanding (i) 11% senior notes due 2012 (the "11% Notes"), (ii) 8 ½% senior notes due 2012 (the "8 ½% Notes"), (iii) 12 ¾% senior subordinated notes due 2012 (the "12 ¾% Notes" and together with the 11% Notes and 8 ½% Notes, the "Alliance One Notes"), (iv) 9 ⅝% senior notes due 2011 (the "9 ⅝% Notes"), (v) 7 ¾% senior notes due 2013 (the "7 ¾% Notes") and (vi) 8% senior notes due 2012 (the "8% Notes" and together with the 9 ⅝% Notes and the 7 ¾% Notes, the "Predecessor Notes" and the Predecessor Notes and the Alliance One Notes collectively, the "Notes"). The Company is also soliciting consents to certain proposed amendments to the indentures governing each of the Alliance One Notes to, among other things, eliminate substantially all of the restrictive covenants, eliminate requirements for subsidiary guarantees and requirements to conduct repurchase offers following certain events, including a change in control, modify redemption notice periods from 30 days to three business days, eliminate or modify certain events of default and certain conditions to defeasance of the Alliance One Notes, and eliminate or modify related provisions contained in the indentures. The tender offer documents more fully set forth the terms of the tender offer and consent solicitation. The Notes and other information relating to the tender offer are listed in the table below.

CUSIP No.	Title of Security	Issuer(1)	Principal Amount Outstanding	Tender Consideration(2)	Consent /Early Tender Payment(3)	Total Consideration(2)
018772AA1 018772AB9	11% Senior Notes due 2012	A	$264,381,000	$1,031.25	$30.00	$1,061.25
018772AJ2	8 ½% Senior Notes due 2012	A	$150,000,000	$ 970.00	$30.00	$1,000.00
018772AF0	12 ¾% Senior Subordinated Notes due 2012	A	$ 89,500,000	$1,041.25	$30.00	$1,071.25
254394AE9	9 ⅝% Senior Notes due 2011	D	$ 3,437,000	$ 986.04	$30.00	$1,016.04
254394AJ8	7 ¾% Senior Notes due 2013	D	$ 435,000	$1,000.83	$30.00	$1,030.83
853258AF8	8% Senior Notes due 2012, Series B	S	$ 6,285,000	$ 995.00	$30.00	$1,025.00

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(1)   The issuer of a series of Notes designated with an "A" is Alliance One International, Inc. In 2005, Standard Commercial Corporation ("Standard Commercial") merged with and into DIMON Incorporated ("DIMON"), which changed its name to Alliance One International, Inc. The issuer of a series of Notes designated with a "D" was originally DIMON and the issuer of a series of Notes designated with an "S" was originally Standard Commercial.

(2)   Per $1,000 principal amount of Notes and excluding accrued and unpaid interest, which will be paid in addition to the Total Consideration or Tender Offer Consideration, as applicable.

(3)   Per $1,000 principal amount of Notes tendered prior to the Withdrawal Date (as defined below).

The Company will pay accrued and unpaid interest on all Notes tendered and accepted for payment in the tender offer from the last interest payment date to, but not including, the date on which the Notes are purchased.

The tender offer is scheduled to expire at 9:00 a.m., New York City time, on July 8, 2009, unless extended or earlier terminated by the Company (the "Expiration Date").

Tendered Notes may be withdrawn at any time on or prior to 5:00 p.m., New York City time, on June 22, 2009, unless extended by the Company (the "Withdrawal Date").

Holders who tender Alliance One Notes are required to consent to the proposed amendments to the indentures and the Alliance One Notes. The proposed amendments will not become effective, however, until after a majority in aggregate principal amount of the outstanding Alliance One Notes, whose holders have delivered consents to the proposed amendments, have been accepted for payment. Any tender of the Notes prior to the Withdrawal Date may be validly withdrawn and, if applicable, consents may be validly revoked at any time prior to the Withdrawal Date, but not thereafter except under limited circumstances. Holders who tender Alliance One Notes after the Withdrawal Date will not be entitled to receive the consent payment. Holders who tender Predecessor Notes after the Withdrawal Date will not be entitled to receive the early tender payment.

The Company has reserved the right to accept for purchase following the Withdrawal Date but prior to the Expiration Date (the "Early Settlement Date") all Notes then validly tendered. On the Early Settlement Date, the Company will also pay accrued and unpaid interest up to, but not including, the Early Settlement Date on the Notes accepted for purchase.

The Company's obligation to accept for purchase and to pay for Notes validly tendered and not withdrawn pursuant to the tender offer and the consent solicitation is subject to the satisfaction or waiver, in the Company's discretion, of certain conditions, which are more fully described in the Offer to Purchase, including, among other things, the consummation of the amendment to, or replacement of, the Company's existing $305 million senior secured credit facility and the Company's consummation of new issuances of debt securities in aggregate principal amount of at least $725 million on or prior to the Early Settlement Date or the Final Settlement Date (as such term is defined in the Offer to Purchase), as the case may be.

The Company has retained Credit Suisse Securities (USA) LLC to serve as the dealer manager and solicitation agent for the tender offer and the consent solicitation. Questions regarding the tender offer and the consent solicitation may be directed to 212-538-1862 (collect) or 800-820-1653. Requests for documents may be directed to Global Bondholder Services Corporation, the information agent for the tender offer, at 212-430-3774 (collect) or at 866-488-1500 (toll-free).

This press release is for informational purposes only and is not an offer to purchase, a solicitation of an offer to purchase or a solicitation of consent with respect to any securities. The tender offer and consent solicitation is being made solely pursuant to the Offer to Purchase and the related Letter of Transmittal and Consent, which set forth the complete terms of the tender offer and consent solicitation.

Forward Looking Statements

This press release contains forward-looking statements. Actual results may differ materially from those reflected in the forward-looking statements. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained under the heading of Risk Factors listed from time to time in the Company's filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the fiscal year ended March 31, 2009, filed on June 8, 2009.

About Alliance One

Alliance One is a leading independent leaf tobacco merchant serving the world's large multinational cigarette manufacturers.